TAHOE RESOURCES REPORTS 2016 EXPLORATION RESULTS

Positive Drill Results Demonstrate Potential to Increase Resources near All Operations

VANCOUVER, British Columbia – January 9 2017 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO; NYSE: TAHO) is pleased to announce results of the Company’s 2016 exploration programs at its three areas of operation in Peru, Canada and Guatemala.

Key Highlights

  Identification of new zones of near-pit, sandstone-hosted oxide mineralization at Shahuindo in Peru, which is expected to support future pit expansions.

  Significant extensions of mineralization in the 144 Trend, deep Timmins West, Bell Creek, Vogel, Whitney and Gold River zones in the Timmins district of Canada.

  Extensions laterally and vertically from the Central and East zones into the previously- undrilled Gap zone target at Escobal.

The 2016 exploration programs focused on drilling for new discoveries and expanding existing deposits in all areas where Tahoe operates. Exploration expenditures for the year totaled approximately $28 million (including both expensed exploration and capitalized drilling).1 The Company’s strong commitment to exploration will continue in 2017, with expensed exploration spending for the year targeted at $35 to $45 million. Peru is expected to account for 50% of exploration spending during the year, including La Arena sulfides, Canada for 45%, including Fenn Gib and Juby, with Guatemala accounting for the remainder.

Ron Clayton, President and CEO of Tahoe commented: “Tahoe’s strategy is to obtain and develop ‘tip of the iceberg’ assets that have considerable potential for growth and value creation. Our progress in executing this plan is clearly demonstrated in our 2016 exploration results, which include the identification of significant new areas of gold mineralization at our Shahuindo mine in Peru and at multiple targets in our Timmins portfolio. We also succeeded in extending silver mineralization at Escobal into the deep Gap zone target. We are encouraged by today’s results, which could lead to the addition of substantial new resources and support increased mine life and higher production levels.

“Turning to 2017, we will continue to focus our growth efforts on exploration and project development. In addition to drilling at our operations and near-term projects, we are also planning new drilling at the La Arena sulfide, Fenn-Gib and Juby projects as part of our work to assess the full value-creating potential of our longer-term assets. With our strong balance sheet, and a $150 million undrawn credit line, Tahoe is well positioned to fund its growth initiatives moving forward.”

A review of the 2016 exploration program by country is provided below (all mineralized thickness values are estimated true widths). Complete drill results and location maps are available on the Company’s web site at www.tahoeresources.com and are available through the following links:

Drill results: http://www.tahoeresources.com/wp-content/uploads/2017/01/tables.pdf

Location maps: http://www.tahoeresources.com/wp-content/uploads/2017/01/locationmaps.pdf

Peru

Exploration drilling in 2016 focused on testing extensional targets peripheral to the current Shahuindo resource and the El Alizar project located west of the La Arena mine. In addition, scoping studies continue on the La Arena sulfide project with an updated resource expected early in 2017.

Shahuindo

Exploration during 2016 concentrated on defining resource margins and satellite targets that could provide additional resources that would be accessible as extensions of the current Shahuindo pit. A total of 252 holes for 45,629 metres have been drilled since the April 15, 2015 cut-off date for the January 2016 resource model.

Drilling has focused on peripheral targets that include the San Lorenzo and Choloque zones north of the Shahuindo starter pit, the El Sauce zone southeast of the pit and the San Jose zone on the extreme northwest margin of the Shahuindo resource. Mineralization in all of the target areas is predominately sandstone host rocks of the Farratt formation on the limbs of the San Jose anticline.

The San Lorenzo zone, defined by 62 drill holes, follows a northeast structural trend that extends 350 metres north of the current Shahuindo pit. Intercept highlights at San Lorenzo include 99.3m @ 0.52 grams per tonne (“g/t”) Au, 32.0m @ 2.61 g/t Au and 14.1m @ 0.98 g/t Au.

A similar north-trending zone of mineralization is found 400 metres east of San Lorenzo along the Choloque fault. The Choloque zone is currently defined by five drill holes over a 250 metre strike length over more narrow widths with a higher sulfide component. Additional secondary veins are indicated by drilling between the northeast trending San Lorenzo and Choloque zones. Choloque zone sulfide intercept highlights include: 12.4m @ 4.02 g/t Au and 14.2m @ 2.68 g/t Au.

Condemnation drilling southeast of the Shahuindo pit led to the discovery of a zone of oxide mineralization at El Sauce. Based on 22 drill holes, mineralization in the El Sauce zone is now defined over a 275 metre northwest-southeast strike length, 80 metre width and 50 metre depth of oxidation. Highlights at El Sauce include: 19.9m @ 0.88 g/t Au, 14.9m @ 2.52 g/t Au and 22.3m @ 0.95 g/t Au.

Drilling in the San Jose zone in the extreme northwest margin of the Shahuindo resource has identified a series of mineralized lenses parallel and within 100 to 200 metres north-northeast of the main northwest trending Shahuindo anticlinal trend. Mineralization at San Jose is predominately sandstone-hosted oxide gold that may influence a push back of the current Shahuindo pit. Recent drilling returned oxide intercepts of 52.2m @ 0.87 g/t Au, 23.7m @ 0.94 g/t Au and 38.8m @ 0.46 g/t Au on secondary northwest trends. A significant zone of mineralization has also been discovered along a newly recognized northeast controlling structure north of the Shahuindo pit with hole D16-094 returning 16.4m of 0.74 g/t Au and 9.1m of 1.14 g/t Au.

Reconnaissance work has been carried out in areas north and northwest of Shahuindo to identify additional early-stage district targets. Trenching in the Tabacos, Alisos and Azules zones 1.2 to 1.5 kilometers (“km”) north of Shahuindo exposed mineralization with highlights from surface channel sampling including 83.0m @ 0.66 g/t Au, 41.1m @ 0.25 g/t Au and 47.5m @ 0.76 g/t Au. Drilling at these early-stage exploration targets, as well as at the La Chilca area northwest of Shahuindo, is planned in 2017 as permits are received.

The recent discovery of new mineralized zones outside of the Shahuindo resource demonstrates the potential for resource expansion in areas of limited historic exploration. Specifically encouraging are the new discoveries at San Lorenzo, Choloque and San Jose, which demonstrate the potential along northeast trends that have not been sufficiently explored in the past. Drilling to delineate these and other near-pit targets will continue into 2017.

El Alizar

The El Alizar target showed considerable geologic similarities to the La Arena deposit located two km to the east. A total of 25 holes for 5,889 metres were completed during the seven month drill campaign. Drilling failed to identify economic oxide gold grades over substantial widths. While several holes returned significant grades associated with narrow high-grade breccias (up to 8.5m @ 2.43 g/t Au), mineralization was generally constrained in narrow structures with little dispersion laterally in surrounding wall rock. Based on results from drilling in 2016, no additional drilling at El Alizar is planned.

La Arena Sulfide project

Detailed re-interpretation of all historic drilling at the La Arena (Cu-Au porphyry) sulfide project was completed and incorporated into a three dimensional geologic model that will form the basis for a new resource estimate in early 2017. Results of scoping-level studies to be completed in the first quarter of 2017, if positive, are anticipated to result in a multi-year feasibility study to be initiated in 2017 and carried out by Tahoe’s newly designated Projects Group.

Canada

In Canada, a total of 225 holes (76,255 metres) of exploration drilling was carried out at the Timmins West Complex, Bell Creek Complex and Whitney property subsequent to the Lake Shore Gold merger in April 2016. Work in these areas will continue in 2017 with an additional focus on exploration programs at the Fenn-Gib and Juby projects.

Timmins West Complex

Exploration at the Timmins West Complex has focused on three main areas which include the Timmins Deposit depth extension, the 144 Trend and the Gold River Trend.

Timmins Deposit:

Exploration of the Timmins Deposit at the Timmins West mine consisted of 10 underground drill holes (5,784 metres) and one surface hole (2,155 metres) to test the down plunge extension of the Timmins Deposit Fold Nose (TDFN). Results to date have proved the extension of mineralization along the fold nose approximately 150 metres below the current resource limit.

Holes completed from an underground drill platform on the 910 Level targeted the area between the 1,315 (bottom of current resource) and 1,465 levels. Results from drilling between the 1,315 and 1,365 levels immediately below the Timmins Deposit resource include: 2.5m @ 12.07 g/t Au, 2.0m @ 6.46 g/t Au and 6.1m @ 3.22 g/t Au. Significant deeper intercepts between the 1,356 and 1,465 metre levels include: 3.7m @ 24.13 g/t Au, 1.3m @ 12.24 g/t Au, 2.3m @ 6.19 g/t Au, 4.0m @ 5.05 g/t Au, 0.8m @ 138.0 g/t Au, 6.2m @ 4.83 g/t Au and 1.5m @ 10.64 g/t Au. These intercepts represent predominantly ultramafic-style mineralization along the core of the TDFN which is consistent with higher-grade mineralization at the Timmins West mine.

A deep drill hole is currently underway with the objective of intercepting the TDFN structure approximately 400 metres below the current resource limit (2,200 metres down hole). The hole commenced in September and is on track for completion in January 2017. Additional multiple wedge cuts are planned to test along strike and dip of the structure between the 1,450 and 1,800 metre levels with 7,300 metres budgeted for 2017.

144 Trend:

Drilling on the 144 Trend in 2016 included 12 exploration holes (10,278 metres) targeting the 144 South zone located approximately 1.6 km south of the 144 Gap deposit, with exploration designed to extend mineralization surrounding a syenite porphyry previously identified from drilling in 2015 (see Lake Shore Corp. press release dated October 28, 2015, available on SEDAR at www.sedar.com).

Drilling in 2016 has extended 144 South mineralization approximately 65 metres to depth and 50 to 150 metres to the west. Significant drill results at depth include 8.6m @ 5.87 g/t Au (including 4.0m @ 10.78 g/t Au) near the 875 Level. New intercepts that define extensions of mineralization to the west include: 2.0m @ 7.1 g/t Au, 3.2m @ 3.5 g/t Au, 1.8m @ 27.53 g/t Au and 7.7m @ 4.06 g/t Au.

Mineralization is now defined over a 300 metre strike and 700 metre vertical range along a distinct southwest trending, north-westerly dipping corridor within the syenite body. Higher-grade mineralization is associated with thin lenses of shearing, quartz veins, alteration and pyrite. Both the syenite porphyry and mineralized corridor remain open for at least 1.5 km on strike to the southwest and to depth. Exploration at 144 South will continue into 2017 with a budget of 10,300 metres of additional drilling planned.

Additional surface and underground drilling on the 144 Trend in 2016 included 263 infill drill holes (64,497 metres) designed to further delineate resources in the 144 Gap deposit for detailed mine planning. The initial reserve estimate for the 144 Gap supported by an updated resource model is expected during the first quarter of 2017.

Gold River Trend:

The Gold River Trend East and West deposits are located approximately 4 km south of the Timmins West mine and contain an Indicated resource of 117,400 ounces Au (0.7 million tonnes at 5.29 g/t Au) and an Inferred resource of 1,027,800 ounces Au (5.3 million tonnes at 6.06 g/t Au)2. Recent drilling (12 holes for 10,864 metres) has identified extensions of mineralization along strike and down dip of the east-west trending East and West deposits.

In the Gold River West deposit, drilling extended mineralization 250 metres below the current resource and 150 metres west of previously reported intercepts. Significant results include 3.5m @ 9.37 g/t Au, 5.1m @ 3.34 g/t Au and 0.4m @ 11.16 g/t Au.

Drilling also encountered mineralization 300 metres below the current Gold River East resource. Significant intercepts at depth include 1.70m @ 6.08 g/t Au, 2.6m @ 3.24 g/t Au (including 0.4m @ 11.80 g/t Au) and 1.1m @ 3.58 g/t Au.

Wide-spaced drilling along the 1.5 km untested corridor west of Gold River West and towards the 144 Trend confirmed alteration and structural continuity but returned low-grade gold values. Drilling at Gold River will continue in 2017 with 6,500 metres of drilling planned.

Bell Creek Complex

Exploration at the Bell Creek Complex comprised 26 holes (9,153 metres) of underground drilling and one surface hole with two wedge cuts (3,033 metres).

Underground drilling focused on the NA/NA2 zones, the two largest resource blocks at the Bell Creek mine, and the HW6 zone, a new structure discovered in late 2015 near the west limit of the mine. Drilling at the NA/NA2 zones successfully extended mineralization to the east and at depth between the 715 and 1,350 levels, and drilling at the HW6 zone intercepted ore grade mineralization below the 895 Level. The Company expects the results of this drilling to add additional resources and reserves at Bell Creek.

The NA/NA2 zones were extended a minimum of 30 metres to the east of the Bell Creek resource. Significant results include 6.0m @ 5.52 g/t Au, 1.7m @ 7.09 g/t Au, 2.8m @ 6.00 g/t Au and 9.3m @ 3.78 g/t Au.

Drilling the HW6 zone has extended mineralization a minimum of 60 metres down dip (to the 950 Level) and remains open to depth. Significant intersections from the HW6 zone include: 8.6m @ 7.13 g/t Au, 3.4m @ 9.69 g/t Au, 10.1m @ 13.29 g/t Au, 6.6m @ 5.01 g/t Au and 4.2m @ 6.70 g/t Au.

Surface drilling concentrated on extending resources to depth at the Schumacher and Vogel properties east of the Bell Creek mine. Two holes identified mineralization approximately 250 metres below the current Vogel resource and 1.0 km east of the Bell Creek 760 drift in a 50 metre wide zone of carbonate alteration with quartz tourmaline veins up to 2.7 metres wide with 1-5% pyrite and visible gold. Significant intercepts of 40.0m @ 2.60 g/t Au (including 8.6m @ 4.47 g/t Au and 0.6m @ 9.46 g/t Au) align with previous drilling which intersected 11.0m @ 8.37 g/t Au and 1.75m @ 4.88 g/t Au 25 metres to the east. The deep Vogel extension remains open to the east and to depth and will be the focus of additional drilling (24,500 metres) in 2017.

Whitney Property

Exploration at Whitney evaluated both shallow open-pit and deeper underground targets. Near-surface drilling (154 holes for 28,777 metres) focused on areas surrounding the upper Hallnor mine and C zones in the east portion of the property to confirm and delineate previously recognized mineralization that may be amenable to open pit mining (see Lake Shore Gold Corp. press release dated February 4th, 2016). Exploration of this zone returned positive results with mineralization extended within a conceptual pit over a 1,250 metre strike length. Significant shallow intersections include: 13.8m @3.26 g/t Au, 21.3m @ 3.81 g/t Au, 13.3m @ 3.89 g/t Au, 7.0m @ 4.35 g/t Au and 7.8m @ 4.54 g/t Au. An updated resource estimate and open pit optimization study is currently underway with completion targeted for late 2017.

Drilling at the C zone focused on potential open-pit or shallow underground targets along a 200 metre zone immediately west of the Hallnor open pit. A number of intercepts within 150 metres from surface show mineralization related to a shallow northward dipping structure that remains open down dip. Significant intercepts include 18.6m @ 5.17g/t Au (including 3.8m @ 14.29 g/t Au), 14.2m @ 3.59 g/t Au and 17.7m @ 2.99 g/t Au.

A deep drill program initiated in August 2016 to explore areas below the 1,000 metre level west of the historic deep Hallnor mine workings is underway with a total of four primary holes and two wedge holes (6,211 metres) completed to date. Deep drilling results have succeeded in extending mineralization 140 metres west and 200 metres down dip from the previous limits of the #19 and #20 veins, which were partially mined between the 1,200 and 1,500 metre levels of the Hallnor mine. Significant results from the drilling include: 6.1m @ 32.07 g/t Au (including 0.4m @ 459.0 g/t Au), 4.1m @ 6.15 g/t Au (including 0.3m @ 57.90 g/t Au), and 3.3m @ 9.01 g/t Au (including 0.3m @ 100.00 g/t Au).

Exploration work at Whitney will continue in 2017 with approximately 18,000 metres of drilling planned for the year.

Fenn-Gib project

The Fenn-Gib deposit is an advanced stage exploration project located 80 km east of Timmins. A 2011 resource estimate contained 1.3 million ounces of gold (40.8 million tonnes at 0.99 g/t Au) in the Indicated category and 0.75 million ounces of gold (24.5 million tonnes at 0.95 g/t Au) in the Inferred category3. Work has recently begun to design exploration and scoping studies to be carried out to complete a Preliminary Economic Assessment (“PEA”) in 2017. Studies will include 31,500 metres of definition drilling and 25,000 metres of district exploration drilling as well as engineering, mine planning and environmental studies.

Juby project

The Juby project is located near the town of Gowganda, 100 km south of Timmins. The project, which was acquired by Lake Shore Gold through the 2015 acquisition of Temex Resources Corp., has stated Indicated resources of 1.09 million ounces of gold (26.6 million tonnes at 1.28 g/t Au) and Inferred resources of 2.91 million ounces of gold (96.2 million tonnes at 0.94 g/t Au)4. Preparation has recently begun for a 2017 exploration program designed to validate and expand the current resources. Initial data compilation, exploration planning and refinement of the current resource model will be carried out throughout the winter with field mapping and sampling and 10,000 metres of diamond drilling planned for later in the year.

Guatemala

Regional exploration was suspended in 2013 following the government’s proposed moratorium on new exploration licenses. Exploration since that date has focused only on the 79.9 km2 granted concessions surrounding the Escobal mine. Dialogue continues with the Ministry of Energy and Mines to grant additional exploration licenses while community work continues in areas of exploration interest.

Escobal Gap Zone Drilling

Exploration during 2016 focused on drilling the deeper portions of the Escobal Gap zone from a dedicated underground drill station established earlier in the year. A total of nine holes for 5,633 metres have been completed to date.

The Gap zone is a large (500 metre by 500 metre) area between the Central and East Escobal zones that has received limited drilling in the past due to depth and difficult topography which hampered surface access. Initial exploration in the area identified a northwest trending structural break that was believed to be responsible for the offset of mineralization in the Gap area. Based on recent drilling, mineralization is now recognized extending from the Central zone, east into the Gap area and the structural break is interpreted to only disrupt the eastern portion of the Gap zone.

Drilling in the central portion of the Gap zone has identified narrow mineralized lenses with limited continuity while drilling on the east and west margins of the zone show potential to extend resources into the Gap zone. Hole UE16-489A drilled on the east margin of the Gap zone intersected 6.0m @ 251 g/t silver-equivalent (“AgEq”)5 and 7m @ 285 g/t AgEq. These intercepts effectively extend mineralization over 130 metres laterally from the current East Escobal zone reserve boundary.

On the west margin of the Gap zone, drill holes UE16-491 and UE-492 intersected a narrow subvertical zone of vein, breccia and stockwork that correlate with the east extension of the Central Escobal vein, with mineralized intercepts including 7.0m @ 352 g/t AgEq and 7.7m @ 431 g/t AgEq. Generally, mineralization in this portion of the Gap zone exhibits higher base metal relative to silver grades which may reflect the lower portion of the mineralized system. Few higher grade silver intercepts (up to 3054 g/t Ag) have been encountered in the deep Gap zone, which represents an overprint related to a deeper boiling zone. The new Gap zone intercepts extend mineralization 250 metres laterally and vertically from the limit of previously defined Central zone reserves.

Mineralization was also encountered in several holes that define a narrow secondary vein 150 metres south of the main Escobal vein. This footwall vein is defined by intercepts of 5.3m @ 338 g/t AgEq and 4.0m @ 308 g/t AgEq. Exploration in 2017 will continue to focus on other sectors of the deep Gap zone.

Endnotes:

1.	2016 exploration expenditures include nine months of expenditures for the Company’s Canadian operations, which were acquired on April 1, 2016.

2.

Gold River resources reported from Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontatio, Canada, dated April 5, 2012 with an effective date of January 17, 2012. Resources reported using a cut off grade of 2.0 g/t Au and gold price of US$1,200/oz.

3.

Fenn-Gib resources reported from Fenn-Gib Resource Estimate Technical Report, Timmins Canada, with an effective date of November 17, 2011. All resources classified as Indicated and approximately 90% of resources classified as Inferred occur within a US$1,190/oz Au optimized pit shell. The remaining Inferred resources reported using a 1.5 g/t Au cut off grade.

4.

Juby resources reported from Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario, with an effective date of February 24, 2014. Resources reported using a 0.40 g/t Au cut off grade.

5.	Silver-equivalent (AgEq) reported using metal prices of US$1325/oz Au, US$22/oz Ag, US$1.00/lb Pb, US$$0.95/lb Zn.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Qualified Person Statement

Technical information in this press release has been approved by Charlie Muerhoff, Vice President Technical Services, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.

Data Verification

Detailed descriptions of the Tahoe’s exploration drilling, sampling and analytical procedures, and quality assurance and quality control programs can be found in the following NI 43-101 technical reports which are available on the Company’s website at www.tahoeresources.com and under the

Company’s profile on SEDAR at www.sedar.com:

Escobal Mine Guatemala NI 43-101 Feasibility Study, November 5, 2014, prepared by M3 Engineering & Technology Corporation.

La Arena Project, Peru Technical Report (NI 43-101), February 27, 2015, prepared by Mining Plus Peru S.A.C.

Technical Report on the Shahuindo Mine, Cajabamba, Peru, January 25, 2016, prepared by Tahoe Resources Inc.

43-101 Technical Report, Updated Mineral Reserve Estimate for the Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada, February 29, 2016, prepared by Lake Shore Gold Corp.

NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada, March 27, 2015, prepared by Lake Shore Gold Corp.

Forward-Looking Statements

This release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). Forward-looking statements include, but are not limited to, statements related to the following: the company’s commitment to exploration in 2017; availability of financing, including the ability to fund growth initiatives; exploration findings potentially resulting in the addition of substantial new resources, increased mine life or higher production levels; plans for exploration, drilling programs and exploration expenditures in Canada, Peru and Guatemala, including additional drilling at La Arena sulfide, Fenn-Gib and Juby with an eye to developing new resources and increasing mine life and production levels.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian nuevo sol and the United States dollar remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in Guatemala and/or Peru; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s Annual Information Form available on SEDAR under the heading “Description of Our Business – Risk Factors”.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws.

For further information, please contact:
Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298